AbbVie Inc (ABBV)
Shareholder Proposal No. 7:
Report on AbbVie’s Lobbying Expenses

To AbbVie Stockholders:

Zevin Asset Management, along with co-filers Benedictine Sisters of Virginia, Congregation of Divine Providence Trust, Dana Investment Advisors, Dominican Sisters of Springfield, IL, First Affirmative Financial Network, LLC for Jane M. Ritchie Trust, Miller/Howard for Michael Roomberg, and Providence Trust, are urging stockholders to vote FOR Item 7 at the AbbVie stockholder meeting on May 7, 2021.1

The proposal asks AbbVie to prepare an annual report on its lobbying.

Resolved, the stockholders of AbbVie request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by AbbVie used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	AbbVie’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s decision-making process and the Board’s oversight for making payments described in section 2 above.

The proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of AbbVie shareholders. Without a clear system ensuring alignment and accountability, corporate assets may be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize AbbVie’s reputation to the detriment of shareholder value.

_____________________________

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

2 Oliver Street, Suite 806, Boston, MA 02109 | (617) 742-6666 | invest@zevin.com

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

In the wake of the violent riots perpetrated at the U.S. Capitol on January 6, 2021, transparency and accountability of corporate lobbying activities and expenditures are especially important.

AbbVie Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

•	After January 6, AbbVie reportedly stopped making all PAC contributions indefinitely.[2] The question being asked is whether the temporary changes and statements that companies like AbbVie have made in response will be simply emergency measures to repair reputational damage, or something more lasting. As a result, investors are asking companies to commit formally to corporate political responsibility by disclosing their lobbying, including all dark money payments to third-party groups that use that money to influence policy.

•	As part of its principles, AbbVie states "we strive to always do the right thing, pursuing the highest standards in quality, compliance, safety, and performance” and “We strive to always do the right thing. With uncompromising integrity at the heart of everything we do, we pursue the highest standards in quality, compliance, safety and performance.”[3]

•	AbbVie could show its commitment to acting with integrity by disclosing its lobbying to stockholders, including all of its third-party spending to influence public policy.

•	Conversely, AbbVie’s continued failure to commit to comprehensive disclosure of its third-party spending to influence public policy subjects our company to unknown reputational risks.

We believe AbbVie needs to commit to corporate political responsibility by increasing its lobbying disclosure, including disclosure of all of its third-party spending to influence public policy. In this letter, we will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;

2.	AbbVie’s current disclosures are inadequate;

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and

4.	AbbVie could easily provide details of its lobbying to investors.

_____________________________

2 https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

3 https://www.abbvie.com/our-company/our-principles.html

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

1. Corporate Reputation Warrants Protection as an Important Component of Shareholder Value

•	AbbVie’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. Corporate reputation has significant impact on shareholder value. Our company recognizes this. In AbbVie’s Code of Business Conduct, protecting, enhancing or preserving AbbVie’s reputation is mentioned five times.[4]

•	A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair: According to the Conference Board, companies with a high reputation rank perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.[5]

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[6] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[7]

•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[8]

•	Research shows that companies with poor reputations are missing out on, or paying a premium for, the best job candidates.[9] Disclosing lobbying activities as an element of its corporate citizenship program and to protect its reputation can help AbbVie avoid joining that group. AbbVie knows the importance of human capital: in its 2020 10-K, AbbVie notes that “attracting and developing high-performing talent is essential to AbbVie’s continued success.”[10]

•	Information about AbbVie’s lobbying activities is decision-useful for investors striving to make informed, strategic investment choices aligned with their preferred risk profile(s), and/or to align their investments with personal priorities and values. Given the potential reputational risks posed by corporate lobbying activities with the resulting potential impacts on company performance, this information is of mainstream and wide interest.

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4 https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/COBC/cobc_English.pdf

5 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

6 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

7 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

8 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

9 ttps://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

10 AbbVie Form 10-K, 2020. https://www.sec.gov/ix?doc=/Archives/edgar/data/1551152/000155115221000008/abbv-20201231.htm

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

2. Addressing AbbVie’s Disclosure Gap: Providing Common-Sense, Consolidated, Accessible, and Current Information on Lobbying Activities and Exposure

In addition to other limitations outlined elsewhere in this document, AbbVie does not provide to its investors a comprehensive hub where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts support the company’s strategy and investor interests. Yet, AbbVie has a broad lobbying footprint.

Information on AbbVie’s Federal, State and International Spending is Difficult to Obtain, Limited, and Non-Consolidated

•	Federal Level: AbbVie spent $48,650,000 on federal lobbying from 2013-2020, and $16,290,000 in 2019 and 2020 alone. Yet AbbVie fails to disclose these amounts to shareholders as requested.[11]

•	State Level: AbbVie fails to provide details of its state lobbying as requested by the proposal.

•	AbbVie investors seeking what information is currently available would need to visit dozens of websites representing dozens of jurisdictions to gather it. Accessing state-level lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[12]

•	AbbVie’s state-level lobbying spending is likely significant. In 2019, AbbVie had as many as 67 lobbyists registered to lobby in 14 states.[13] In California, AbbVie spent over $2.4 million from 2013 – 2020 on lobbying.[14]

•	International Lobbying: AbbVie also fails to provide any details of its international lobbying, where it reportedly spent between €200,000 – €299,000 on lobbying in Europe for 2020.[15]

3. The Company We Keep: AbbVie Does Not Provide Comprehensive Dark Money Disclosure

Shareholder proposals for lobbying disclosure seek accountability regarding dark money spending where there are no limits on what a company can give, whether through trade associations or social welfare groups. While corporate donations to politicians and traditional PACs have strict limits, payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means that companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

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11 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=D000066804

12 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513

13 National Institute on Money in State Politics, https://www.followthemoney.org/, accessed April 2, 2021.

14 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1354351&session=2019&view=activity.

15 https://lobbyfacts.eu/representative/67e70f1ecbfd4a5ca8e1ac0db6830a27/abbvie

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

A.	AbbVie Does Not Provide Comprehensive Disclosure of Trade Association Memberships.

AbbVie’s disclosures of its participation and memberships in Trade Associations is limited, lacking detail with respect to amounts spent, alignment with corporate priorities, and process and engagement.

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.6 billion since 1998.

•	AbbVie stockholders continue to face a trade association blind spot, as AbbVie does not disclose the portions of its payments to trade associations that are used for lobbying. Without this information, we cannot be confident of AbbVie’s total exposure to Trade Associations and third-party activity that could expose the company and its investors to criticism and reputational harm, should those relationships become public knowledge.

•	AbbVie’s disclosure lags many of its peer group members which disclose their trade association payments used for lobbying, including Amgen, Bristol-Myers Squibb, Gilead Sciences, Johnson & Johnson and Merck.

•	AbbVie currently lists 2019 memberships[16] in 13 trade associations, which include eight global associations. Its five listed U.S. trade associations include the Biotechnology Innovation Organization (BIO), the California Life Sciences Association, the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Chamber of Commerce. These four trade associations spent over $119 million on federal lobbying for 2019,[17] yet stockholders have no way to know how much of this is comprised of AbbVie’s payments.

•	And AbbVie’s current disclosure fails to disclose membership in at least four trade associations that spent $21,423,682 on federal lobbying for 2019, including the Business Roundtable, the Healthcare Distribution Alliance, the Massachusetts Biotechnology Council and the National Health Council.[18]

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16 https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/AbbVie-Trade-Association-Membership-over-50K.pdf

17 OpenSecrets.org, (Biotechnology Industry Association - 2018: $9,870,000, 2019: $12,210,00, California Life Sciences Association - 2018: $500,000, 2019: $650,000, Pharmaceutical Research and Manufacturers of America – 2018: $27,989,250, 2019: $29,291,000, the Chamber of Commerce - 2018: $94,800,000, 2019: $77,245,000), accessed March 26, 2020.

18 OpenSecrets.org, (the Business Roundtable, https://www.businessroundtable.org/about-us/members, $19,990,000; the Healthcare Distribution Alliance, https://www.hda.org/about/membership/manufacturer, $1,258,682; Massachusetts Biotechnology Council, https://www.massbio.org/member?category=bioTechnology&subcategory=all&therapeuticArea=all&page=1, $100,000; National Health Council, http://www.nationalhealthcouncil.org/about-nhc/membership-directory, $75,000), websites accessed April 5, 2021.

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

B.	Trade Association Lobbying Misalignments Could Create Reputational Risk

We believe AbbVie’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts AbbVie’s public position, including on affordable medicine, public health, worker safety and climate. For example:

•	AbbVie believes patients need access to affordable medicines[19], yet it apparently helps fund PhRMA’s opposition to lower drug price initiatives.[20] Media outlets like CNBC have highlighted AbbVie’s claims to support policies that lower the cost of medicines, while funding PhRMA’s opposition to initiatives aimed at lowering drug prices.[21]

•	AbbVie publicly supported COVID-19 efforts, but the Chamber of Commerce directly lobbied against using the Defense Production Act to speed production of personal protective equipment for workers.[22]

•	AbbVie is committed to advancing patient health and well-being[23], yet the Chamber has worked to block global antismoking laws.[24]

•	AbbVie believes in addressing climate change,[25] yet the Chamber of Commerce undermined the Paris climate accord.[26]

•	This track record of AbbVie’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, stockholders cannot determine whether AbbVie is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests.

•	Signatories to the Global Reporting Initiative are committed to GRI Standard 415,[27] which addresses the topic of public policy, calling on companies to report their stance on significant issues in public policy development and lobbying and any differences between its lobbying positions and any stated policies, goals, or other public positions. Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations.

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19 https://www.abbvie.com/uploads/PDFs/our-commitment-to-access-to-medicines-2.pdf

20 https://www.cnn.com/2019/01/23/health/phrma-lobbying-costs-bn/index.html

21 https://www.cnbc.com/2019/02/26/pharma-execs-offer-senate-ideas-to-lower-drug-costs-except-price-cuts.html

22 https://chamberofcommercewatch.org/2054-2/

23 https://www.abbvie.com/responsibility/patient-health-and-well-being.html

24 “U.S. Chamber Works Globally to Fight Antismoking Measures,” New York Times, June 30, 2015, https://www.nytimes.com/2015/07/01/business/international/us-chamber-works-globally-to-fight-antismoking-measures.html.

25 https://www.abbvie.com/responsibility/communities-and-environment/environmental-sustainability.html

26 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members.

27 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

C.	Big Pharma Wages Stealth Wars - AbbVie Doesn’t Disclose Social Welfare Organization Spending (AKA Dark Money), and It Should.

AbbVie also fails to disclose its involvement with 501(c)(4) social welfare organizations, including all payments used for lobbying, as requested by the proposal. Social welfare groups can engage in lobbying.

•	Proponents are asking AbbVie to illustrate its commitment to corporate political responsibility by disclosing ALL payments to third-party groups that use our dues money to influence policy (‘dark money payments’).

•	Without such disclosure, investors are left lacking key information to assess the political impacts and activities of their investments. For many of us, this gap strikes at the data-driven heart of responsible and traditional investment decisions.

"Phony Grassroots” Campaigns - There are multiple examples of pharmaceutical industry’s involvement in campaigns which solicit criticism from outside groups, some of which it finances or staffs, to create the impression of a broad-based support for positions.

AbbVie is a member of the Alliance for Patient Access,28 a 501(c)(4) welfare group that engages in lobbying. AFPA has been described as a nonprofit with a “consumer-friendly vibe that pushes drugmakers’ message.”29 Its money comes from more than three dozen associate members and financial supporters, which include several of the largest pharmaceutical companies. AFPA’s patient-focused advocacy reportedly30 has included:

•	Running ads pressuring Congress to oppose value-based purchasing for Medicare Part B drugs,

•	Issuing white papers pushing back against opioid-prescribing restrictions,

•	Making a video endorsing legislation that would block health plan policies that encourage patients to try the most cost-effective drug therapies first,

•	Conducting a policy forum that raised questions about the safety and efficacy of generic versions of biologic drugs,

•	Comparing coinsurance for high-end cancer drugs to “rationing,”

•	Using social media to promote co-pay coupons that reduce patient cost-sharing; and

•	Issuing news releases that attack insurance payment denials of very expensive, marginally effective cholesterol-lowering medications as “dangerous.”

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28 https://admin.allianceforpatientaccess.org/wp-content/uploads/2020/02/AfPADonorsJanuary2020-1.pdf

29 https://apnews.com/article/7c8d0728c38345cd8dfc0fe1abd456ae

30 https://www.healthnewsreview.org/2017/10/non-profit-alliance-patient-access-uses-journalists-politicians-push-big-pharmas-agenda/

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

D.	Undisclosed Grassroots Lobbying and Astroturf Campaigns Present Risk

It is also unclear whether our company is disclosing all third-party grassroots lobbying payments. Payments to third-party groups can be used for undisclosed grassroots lobbying. Grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states

Grass-Roots Lobbying Tactics Evade the Public Eye

•	The problem for investors is that paid grass-roots organizing is hidden from public view because the work is not covered by the Lobbying Disclosure Act, even though it is part of an effort to influence legislation and public policy.[31]

•	According to a report in RollCall: “The law turns on those who actually make lobbying contacts. If no individual qualifies as a lobbyist because no individual has made lobbying contacts, then the firm would not be under any obligation to register and report.”[32]

E.	Business Groups Spending on Lobbying in Washington is likely at Least Double What Is Being Reported

According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.33

The $675 million that did not qualify as federal lobbying shows business interests can exploit loopholes in lobbying rules, which don’t cover many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns.

For example, in 2017 the Pharmaceutical Research and Manufacturers of America spent almost $82 million on consulting, and the American Chemistry Council spent $30 million on consulting and an additional $3.5 million on “public policy.”

This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

F.	AbbVie’s trade associations also give millions to 501c4 groups that lobby

•	In 2018, PhRMA brought in a record $459 million in revenue, and reportedly gave millions of dollars in grants to conservative groups that pushed industry-friendly policies to the Trump administration and Congress.[34]

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31 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/

32 Ibid.

33 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

34 https://www.opensecrets.org/news/2019/11/big-pharma-bankrolled-conservative-groups-tax-returns-show/

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

•	PhRMA has made contributions to 501(c)(4) groups the Americans for Tax Reform and American Conservative Union to fund ads “from seemingly independent advocacy groups” warning that proposals to lower drug prices will lead to dangerous consequences.[35] PhRMA reportedly has also engaged Americans for Tax Reform to lobby against a drug importation bill.[36]

•	BIO, PhRMA and AFPA are members of the Partnership to Improve Patient Care[37], which is a group-run lobbying and public relations firm that counts nearly a dozen drugmakers as clients. The Partnership was reportedly part of a stealth campaign to undermine the credibility of influential drug-pricing research organization through proxies, including veterans’ groups and organizations that claim to advocate for patients but have ties to the pharmaceutical industry.[38]

G.	Dark Money and Capitol Riot Funding Underscore Risks

The dark money scandal at FirstEnergy also illustrates why investors need disclosure of social welfare group spending to prevent reputational, regulatory, and financial damage.

•	FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[39] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments 501(c)(4)s, leaving a loophole FirstEnergy allegedly used to make over $60 million in undisclosed dark money payments.

The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders.

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35 https://theintercept.com/2017/04/10/drug-price-astroturf/

36 https://www.politico.com/states/florida/story/2019/04/24/grover-norquist-fights-drug-import-bill-and-loses-986751

37 http://www.pipcpatients.org/pipc-member-list.html

38 https://www.reuters.com/article/us-usa-drugpricing-lobbying-special-repo-idUSKBN2621IQ.

39 https://www.energyandpolicy.org/firstenergy-service-company/

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

•	For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[40] AbbVie reports giving RAGA $50,000 in contributions from 2017 - 2018; concerningly, shareholders have no way to know if AbbVie also made direct contributions to the Rule of Law Defense Fund, because AbbVie fails to provide disclosure of its contributions to social welfare groups.[41]

H.	AbbVie, PhRMA, the US Chamber of Commerce, and the American Legislative Exchange Council Connection (ALEC).

While AbbVie does not directly support ALEC, PhRMA and the Chamber of Commerce (the Chamber) are two of AbbVie’s major trade associations and they serve on ALEC’s board:

•	The Chamber and PhRMA each serves on ALEC’s Private Enterprise Advisory Council.[42] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently, it has drawn attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results.[43]

•	Even before the January insurrection, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[44]

AbbVie investors may be extra concerned to learn that two of AbbVie’s principal memberships – PhRMA and the Chamber – are leaders at ALEC, because this might suggest that there is further unknown exposure. Currently investors do not know:

•	How much of the money AbbVie spends on these two memberships that is used on lobbying by the Chamber;

•	The full suite of other possible expenditures by AbbVie on PhRMA and Chamber-associated activities or events; and,

•	Importantly, we do not know how AbbVie reviews and leverages its position with PhRMA and the Chamber to ensure alignment between its interests and certain of the Chamber’s activities, vis-à-vis ALEC.

This list of unknowns is not limited to AbbVie’s relationship with PhRMA and the US Chamber; it is illustrative of what we don’t know about nearly every trade association relationship and undisclosed social welfare group association.

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40 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/

41 https://www.abbvie.com/our-company/policies-disclosures.html; https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/Jan-Dec-2018-Corporate-Political-Contributions.pdf; https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/Jan-Dec-2017-Corporate-Contributions.pdf

42 https://www.alec.org/group/private-enterprise-advisory-council-2/

43 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/.

44 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

4. AbbVie’s Opposition Statement is Inadequate

•	AbbVie claims this proposal is unnecessary. It points to a high ranking in the Center for Political Accountability’s CPA-Zicklin 2020 report that measures political disclosure and accountability policies and practices of companies in the S&P 500.

o	However, this argument is misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

o	To our knowledge, AbbVie has not received any recognition as a leader in lobbying disclosure, which this proposal requests.

o	The Company conflates political and lobbying spending disclosures in its Opposition Statement and implies that both issues are covered in the above ranking.

o	The fact that AbbVie touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that AbbVie could, in fact, become a leader in lobbying disclosure as well.

•	The Company’s Statement in Opposition to Stockholder Proposal states that it "already makes extensive disclosures regarding…lobbying” and this proposal “is neither a good use of resources, nor would it increase stockholder value.”

o	However, as we have demonstrated, AbbVie is failing to provide investors what the proposal is asking for. If AbbVie believed in transparency, then it would provide shareholders disclosure of its lobbying as requested here. AbbVie’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including through its trade associations.

•	Finally, AbbVie claims “our robust oversight mechanisms and extensive disclosures address the concerns underlying the proposal, but without the unnecessary business risks and additional resources the proposal would introduce if implemented.”

o	Undisclosed spending is the risk. We do not agree with our company that disclosing its third-party payments to trade associations and social welfare groups used for lobbying creates “unnecessary business risks.” As we have already noted elsewhere, failing to disclose this obscure spending creates risk.

o	Finally, the suggestion that producing a report would require additional resources is misleading. AbbVie is required to report its federal and state lobbying and has all of this information, so it could be readily provided to stockholders in a single report at minimal expense.

***

Conclusion

We encourage all interested investors to look at AbbVie’s existing disclosures and assess: do they currently provide you with a clear idea of how and where the company is lobbying, to what end and with what efficacy, and how those activities are aligned with your interests? Could you cite a number that represents how much the company has spent on influencing public policy, directly or indirectly, and with what partners, and on what issues? Beyond its activities in the US, do you have a clear understanding of how the company attempts to impact policies in non-US jurisdictions?

Zevin Asset Management, LLC

Shareholder Proposal No. 7 at AbbVie (2021)

If you don’t like the level of transparency and disclosure you find, we encourage you to vote in support of this proposal.

Lobbying Transparency: What Gets Disclosed Gets Managed.

What we have argued are AbbVie’s inadequate lobbying disclosure practices highlight the critical need for the Company to improve its lobbying disclosures, and increase transparency around its lobbying policies, procedures and spending details.

•	If AbbVie’s practices are well-aligned with its ethical commitments, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and AbbVie’s best interests, which could help to protect of our investment now and in the future.

For all of the above reasons, we believe that AbbVie’s current lobbying disclosures are inadequate to protect stockholder interests. We urge you to vote FOR Proposal No. 7, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

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For questions regarding AbbVie Proposal No. 7 regarding lobbying disclosure, please contact Sonia Kowal, President, Zevin Asset Management at sonia@zevin.com.